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                            May 13, 2022

       Yoko Miyashita
       Chief Executive Officer
       Leafly Holdings, Inc.
       111 S Jackson Street, Suite 531
       Seattle, WA 98104

                                                        Re: Leafly Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 5, 2022
                                                            File No. 333-264232

       Dear Ms. Miyashita:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Forward Share Purchase Agreements, page 1

   1. We note your response to prior comment 4. Provide the basis for your assertion that the rationale for entering
into the FPAs    was to maximize Leafly   s future liquidity in the
                                                        event that the market
price of Leafly   s common stock exceeds the Put Price on the
                                                        Redemption Date.
Please explain that the agreements will significantly decrease
                                                        Leafly   s liquidity in
the event the market price is lower than the Put Price, since Leafly would be required to
buy back the shares from the investors and the FPA funds held in escrow will be
forfeited. Disclose, if true, that the agreements were used as a means to satisfy the conditions
to consummate the SPAC business combination and explain how the
 Yoko Miyashita
Leafly Holdings, Inc.
May 13, 2022
Page 2
      sponsor and the FPA investors were incentivized to enter into the agreements. Explain how these arrangements benefit the FPA investors to the potential detriment of the public investors.
2.    State the reason for the parties    decision to extend the Redemption
Date and increase the
      Put Price.
3. Given that Leafly may not receive any further proceeds from the escrow account to the extent the FPA investors elect to have their shares redeemed by Leafly, include risk factor disclosure highlighting the potential depletion of the cash held in escrow.
      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,
FirstName LastNameYoko Miyashita
                                                           Division of
Corporation Finance
Comapany NameLeafly Holdings, Inc.
                                                           Office of Technology
May 13, 2022 Page 2
cc:       Heather Emmel
FirstName LastName